SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under The Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 1-13064

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F  ☐                                                                       Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes  ☐                                                                                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-  N/A.

A copy of the Registrant’s:

(a)         Press Release dated November 29, 2007; NOVA Chemicals describes impact of INEOS NOVA announcements is furnished herewith and is incorporated by reference into the following Registration Statements:

                           Registration Statement on Form S-8  #33-47673

                           Registration Statement on Form S-8  #333-520

                           Registration Statement on Form S-8  #333-9076

                           Registration Statement on Form S-8  #333-9078

                           Registration Statement on Form S-8  #33-86218

                           Registration Statement on Form S-8  #33-77308

                           Registration Statement on Form S-8  #333-11280

                           Registration Statement on Form S-8  #333-12910

                           Registration Statement on Form S-8  #333-101793

                           Registration Statement on Form S-8  #333-109424

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

/s/ Ronald E.J. Kemle
Ronald E.J. Kemle
Vice President Legal,
Olefins and Polyolefins

November 30, 2007

EXHIBITS

Attached hereto is:

99.1                                       Press Release dated November 29, 2007; NOVA Chemicals describes impact of INEOS NOVA announcements